UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Citius Oncology, Inc.

(Name of Issuer)

Common Shares, $0.0001 par value per share

(Title of Class of Securities)

17331Y109

(CUSIP Number)

Taylor Zhang

420 Lexington Ave Suite 2446

New York, NY 10170

Telephone: (347) 627-0058

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 12, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 3d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 17331Y109
Page 2 of 6 Pages

1	Name of reporting person 10XYZ Holdings LP
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	7	Sole voting power 1,978,954 (1)
	8	Shared voting power
	9	Sole dispositive voting power 1,978,954 (1)
	10	Shared dispositive power

11	Aggregate amount beneficially owned by each reporting person 1,978,954 (1)
12	Check box if the aggregate amount in row (11) excludes certain shares ☐
13	Percent of class represented by amount in row (11) 2.8%
14	Type of reporting person PN

CUSIP No. 17331Y109
Page 3 of 6 Pages

(1)	Prior to the Business Combination (as defined below), the securities held by 10XYZ Holdings LP (the “Reporting Person” or the “Sponsor”) and related parties consisted of: (i) 1,650,000 ordinary shares of TenX Keane Acquisition, (ii) 394,000 ordinary shares of TenX Keane Acquisition underlying units, and (iii) rights to receive an aggregate of 78,800 shares of TenX Keane Acquisition underlying units (each unit consisting of one ordinary share and one right to receive two-tenths (2/10) of one ordinary share upon the consummation of TenX Keane Acquisition’s initial business combination, acquired pursuant to a Private Placement Unit Subscription Agreement by and between the Sponsor and TenX Keane Acquisition. Upon the closing of the Business Combination and pursuant to the Agreement and Plan of Merger and Reorganization, dated as of October 23, 2023 (the “Merger Agreement”), by and among Citius Pharmaceuticals, Inc., a Nevada corporation (“Citius Pharma”), Citius Oncology, Inc., a Delaware corporation (now known as Citius Oncology Sub, Inc., “SpinCo”), TenX Keane Acquisition (now Citius Oncology, Inc., a Delaware corporation, the “Issuer”) and TenX Merger Sub, Inc., a Delaware corporation and wholly-owned subsidiary of TenX Keane Acquisition, such securities of TenX Keane Acquisition automatically converted into 2,122,800 shares of Issuer common stock, $0.0001 par value per share (“Issuer Common Stock”). A related party of the Sponsor includes Intelligent Investments, Inc., a general partner of the Sponsor, who holds 143,846 of the shares. Xiaofeng Yuan, the Chairman and Chief Executive Officer of the Issuer, and Taylor Zhang, Chief Financial Officer of the Issuer, are the managing members of the Sponsor’s general partner, 10XYZ Management LLC, with voting and investment discretion of the securities held by the Sponsor and accordingly may be deemed to have beneficial ownership of the securities reported herein. Messrs. Yuan and Zhang disclaim any ownership of securities reported herein other than to the extent of any pecuniary interest they may have therein, directly or indirectly.
(2)	The calculation of this percentage is based on an aggregate of 71,304,049 shares of Issuer Common Stock outstanding as of August 12, 2024.

CUSIP No. 17331Y109
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Item 1. Security and Issuer.

This Amendment No. 1 on Schedule 13D amends the Schedule 13D, dated October 28, 2022 (the “Initial Schedule 13D”), which related to the shares of common stock, $0.0001 par value (the “Issuer Common Stock”) of Citius Oncology, Inc. (formerly, TenX Keane Acquisition (the “Issuer”)) filed by 10XYZ Holdings LP, a Delaware limited partnership (the “Sponsor” or Reporting Person”).

This Amendment No. 1 on Schedule 13D is being filed to show the change in percentage of beneficial ownership held by the Reporting Person pursuant to the Merger Agreement and the related transaction documents described therein, and among other things, upon Closing, the securities of TenX Keane Acquisition held by the Reporting Person and related parties automatically converted into 2,122,800 shares of Issuer Common Stock and Citius Pharma (formerly SpinCo’s sole shareholder) received 65,627,262 shares of Issuer Common Stock in exchange for all of the shares of SpinCo (the “Business Combination”).

Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported in the Initial Schedule 13D. The filing of this Amendment No. 1 represents the final amendment to this Schedule 13D and constitutes an exit filing for the Reporting Person.

Item 4. Purpose of Transaction.

Item 4 of the Initial 13D is hereby supplemented by adding the following paragraph:

Prior to the Merger Agreement, the Reporting Person and related parties held (i) 1,650,000 ordinary shares of TenX Keane Acquisition, (ii) 394,000 ordinary shares of TenX Keane Acquisition underlying units, and (iii) rights to receive an aggregate of 78,800 shares of TenX Keane Acquisition underlying units (each unit consisting of one ordinary share and one right to receive two-tenths (2/10) of one ordinary share upon the consummation of TenX Keane Acquisition’s initial business TenX Keane Acquisition). Upon the closing of the Business Combination and pursuant to the Merger Agreement, such securities of TenX Keane Acquisition held by the Reporting Person and related parties automatically converted into 2,122,800 shares of Issuer Common Stock, of which the Reporting Person has sole voting and dispositive power over 1,978,954 shares of Issuer Common Stock.

The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of Merger Agreement, which is included as Exhibit 99.1. and 99.2 to this Amendment No. 1 and incorporated herein by reference.

Item 5. Interest in Securities of the Issuer.

The responses of the Reporting Person to Rows (7) through (13) of its cover pages to this Statement are incorporated herein by reference.

(e) As a result of the Merger Agreement in Item 4, the Reporting Persons ceased to be the beneficial owner of more than five percent (5%) of the class of securities of the Company on August 12, 2024. The filing of this Amendment No. 1 represents the final amendment to the Initial Schedule 13D and constitutes an exit filing for the Reporting Person.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Merger Agreement

The information set forth in Item 4 of this Amendment No. 1 with respect to the Merger Agreement is hereby incorporated by reference.

CUSIP No. 17331Y109
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Amended & Restated Registration Rights Agreement

Concurrently with the completion of the Business Combination, the Issuer, the Sponsor, and Citius Pharma entered into the Amended & Restated Registration Rights Agreement (the “A&R Registration Rights Agreement”). Pursuant to the A&R Registration Rights Agreement, the holders of Registrable Securities (as such term is defined in the A&R Registration Rights Agreement) will be entitled to up to three demand registrations, which will require the Issuer to effect the registration of all Registrable Securities as requested by the holders within 60 days of receipt of such demand registration. In addition, the holders of Registrable Securities have certain customary “piggyback” registration rights with respect to registration statements filed subsequent to the completion of the Business Combination.

Additionally, the Sponsor and Citius Pharma have restrictions on transferring Issuer Common Stock (or any security convertible into, or exercisable or exchangeable for Issuer Common Stock) beginning at Closing until the date that is six months after Closing; provided that the restrictions may be lifted early if (a) the price of the Issuer Common Stock equals or exceeds $12.00 per share for any 20 trading days within any 30-day trading period, or (b) the Issuer completes a transaction that results in public shareholders having the right to exchange their Issuer Common Stock for cash, securities or other property.

The foregoing description of the A&R Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the A&R Registration Rights Agreement, a form of which is included as Exhibit 99.3 to this Amendment No. 1 and incorporated herein by reference.

Item 7. Materials to be Filed as Exhibits.

Exhibit No.	Description
99.1	Agreement and Plan of Merger and Reorganization, dated as of October 23, 2023, by and among Citius Pharmaceuticals, Inc., Citius Oncology, Inc., TenX Keane Acquisition and TenX Merger Sub, Inc.

99.2	Side Letter Agreement, dated as of August 12, 2024, by and by and among Citius Pharmaceuticals, Inc., Citius Oncology, Inc., TenX Keane Acquisition and TenX Merger Sub, Inc.

99.3	Amended and Restated Registration Rights Agreement, dated as of August 12, 2024, by and between Citius Oncology, Inc. and the signatories thereto.

CUSIP No. 17331Y109
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SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date: August 14, 2024

10XYZ Holdings LP

By:	/s/ Taylor Zhang
Name:	Taylor Zhang
Title:	Manager